SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

FLY LEASING LIMITED

June 10, 2021

Please sign, date and mail
your proxy card in the
envelope provided so that
your vote is received on or
before 1:00 PM EST on June 7, 2021.

Please detach along perforated line and mail in the envelope provided.

061021

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To approve amendment of bye-law 73 of the existing bye-laws of the Company by replacing the existing bye-law 73 with the following new bye-law 73 (the "Bye-Law Proposal"):	☐	☐	☐
2. To approve (i) the merger of Carlyle Aviation Elevate Merger Subsidiary Ltd. ("Merger Sub") with and into the Company (the "Merger"), whereby upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger and a wholly-owned, direct subsidiary of Carlyle Aviation Elevate Ltd. ("Parent"); (ii) the agreement and plan of merger, dated as of March 27, 2021, as may be amended from time to time (the "Merger Agreement"), by and among the Company, Parent and Merger Sub, a copy of which is attached as Annex B to the accompanying proxy statement, and the transactions contemplated by the Merger Agreement; (iii) the statutory merger agreement, a form of which is attached as Exhibit C to the Merger Agreement (the "Statutory Merger Agreement"), and the transactions contemplated by the Statutory Merger Agreement; and (iv) the authorization of any of the directors of the Company to execute and deliver documents on his/her behalf and on behalf of the Company in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement and the matters contemplated thereby (collectively, the "Merger Proposal").	☐	☐	☐
3. To approve the adjournment of the special meeting as the chairman of the special meeting determines in accordance with the bye-laws of the Company in order for the Company to take such actions as the Board may determine as are necessary or appropriate, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (the "Adjournment Proposal").	☐	☐	☐

Text of new bye-law 73 (Proposal 1):

"73. AMALGAMATIONS OR MERGERS

73.1. Subject to Bye-law 73.2, the Company shall not engage in any amalgamation or merger unless such amalgamation or merger has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

73.2. Bye-law 73.1 shall not apply in respect of any amalgamation or merger approved by the Board, and in respect of any amalgamation or merger approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members' approval shall be as set out in Bye-laws 27 and 29" the form of which is also attached as Annex A to the accompanying proxy statement.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.